[CBS LETTERHEAD]

May 11, 2012

Via Federal Express and Edgar Transmission

Mr. Larry Spirgel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549
Phone:  202-551-3810

Re:	CBS Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 23, 2012
File No. 001-09553

Dear Mr. Spirgel:

On behalf of CBS Corporation (“CBS” or the “Company”), and in connection with the letter dated May 11, 2012 and addressed to your attention from Stephen T. Giove of Shearman & Sterling LLP, which sets forth our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated April 13, 2012 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2011, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Page 2	May 11, 2012

*   *   *

If you have any questions concerning the matters referred to in this letter, please call Stephen T. Giove at Shearman & Sterling LLP at (212) 848-7325.

Sincerely,

/s/ Joseph R. Ianniello

Joseph R. Ianniello Executive Vice President and Chief Financial Officer

cc:	Leslie Moonves, President and Chief Executive Officer
Gary L. Countryman, Chair of the Audit Committee
Louis J. Briskman, Executive Vice President and General Counsel
Lawrence Liding, Senior Vice President, Controller and Chief Accounting Officer
Stefanie Kane, PricewaterhouseCoopers LLP
Kathryn Jacobson, Securities and Exchange Commission
Dean Suehiro, Securities and Exchange Commission
Jessica Plowgian, Securities and Exchange Commission